UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. CLARIFIES INFORMATION PUBLISHED IN MEDIA OUTLETS

Medellin, Colombia, July 29, 2010

Bancolombia S.A. (Bancolombia) announces certain clarifications to information published today in certain Colombian media outlets relating to the resignation of the President of Bancolombia, Mr. Jorge Londono Saldarriaga. The President and Vice- President of Bancolombia’s Board of Directors note the following:

1)	Management successions are a natural process in the life of corporations, the importance of which is duly reflected in Bancolombia’s Code of Corporate Governance.

2)
Several months ago, Mr. Jorge Londoño informally expressed his desire to retire as President of Bancolombia in the medium term so that the appropriate actions could be initiated to ensure a smooth and organized transition.

3)
Mr. Jorge Londoño has not formally announced his intention to retire to the Board of Directors of Bancolombia and has certainly not set a date for retirement. As a result, he remains the President of Bancolombia until such time as the development of a succession plan is completed in accordance with his request, which in any case will not be this year.

4)
The undersigned recognizes with satisfaction that the preparation of a succession plan for the presidency of Bancolombia has been initiated at a time when the Bank has distinguished itself by its good performance, leadership and capital strength and is enjoying widespread recognition in the national and international markets.

David Bojanini Garcia
President of the Board of Directors of Bancolombia

Jose Alberto Velez Cadavid
 Vice- President of the Board of Directors of Bancolombia

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 29, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance